SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2008

CRESUD SOCIEDAD ANONIMA COMERCIAL INMOBILIARIA

FINANCIERA Y AGROPECUARIA

(Exact name of Registrant as specified in its charter)

CRESUD INC.

(Translation of registrant’s name into English)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Moreno 877, 23rd Floor, (C1091AAQ)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F     T                Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                         No     T

CRESUD S.A.C.I.F. and A.

(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the summary of the letter dated September 3, 2008, filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores:

By letter dated September 3, 2008, the Company reported that as part of the expansion of the Company’s business in South America, it has subscribed a master agreement (the “Master Agreement”) and a series of related documents with Carlos Casado S.A. (“Carlos Casado”), an argentine corporation that owns large extensions of lands located in the south of the Republic of Paraguay. The Master Agreement creates a synergy between the parties to operate in the real estate and agricultural markets.

Regarding the above, the Company participates with Carlos Casado (holding 50% each) in a new company duly organized under the laws of the Republic of Paraguay (the “New Company”), in which the Company will act as advisor under the terms of an assessment agreement (the “Assessment Agreement”) for the development of the agricultural, cattle breeding and forestry production of an important plot of land located in Paraguay and, eventually, the development of the agricultural, cattle breeding and forestry production of up to 100,000 additional hectares also located in Paraguay, due to an option granted by Carlos Casado to purchase such plot and exercised by the New Company.

The Company has subscribed a purchase agreement on commission (boleto de compraventa en comisión) for the acquisition of 20,965.5 hectares in Paraguay, owned by Carlos Casado for a total amount of US$ 5,241,375, in order to contribute such hectares to the New Company for the development of agricultural and forestry business in Paraguay.

Concerning the Assessment Agreement mentioned above, it has been subscribed considering the Company’s acknowledged leadership in the development and operation of the agricultural business in Argentina and in other Latin American countries, and due to its background, knowledge, experience and specialization to develop such activities. The parties agreed that the assessment shall constitute a best efforts obligation. Consequently, the Company will assess in such business directly and/or through other controlled and/or subsidiaries companies, according to the common rules in businesses and the Company’s experience in that matter.

The Assessment Agreement will be valid for a term of 10 years and it will be renewable automatically for two additional periods of 10 years each.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

CRESUD SOCIEDAD ANONIMA COMERCIAL INMOBILIARIA

FINANCIERA Y AGROPECUARIA

By:	/S/ Saúl Zang
Name:	Saúl Zang
Title:	Vice Chairman of the Board of Directors

Dated: September 3, 2008